JONATHAN A. VAN HORN
(612) 492-6134
FAX (612) 340-8738
van.horn.jonathan@dorsey.com

January 28, 2005

VIA FACSIMILE, OVERNIGHT DELIVERY AND EDGAR

Celeste M. Murphy
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Goldcorp Inc.
Goldcorp Acquisition ULC
Amendment No. 3 to Schedule TO
(SEC File No. 005-78729)

Dear Ms. Murphy:

     On behalf of our clients Goldcorp Inc. (the “Company”) and Goldcorp Acquisition ULC (“Subco” and, collectively with the Company, the “Offerors”), we transmit herewith a copy of Amendment No. 3 to the Company’s Schedule TO (the “Amendment”) with respect to the Company’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (the “Offer”) as filed January 25, 2005 via EDGAR. This letter responds to the comments contained in your letter, dated January 24, 2005 (the “Comment Letter”), regarding the Company’s Schedule TO-T/A (SEC File No. 005-78729) filed on January 14, 2005. The Offerors’ Take Over Bid Circular was attached as Exhibit (a)(1)(A) to the Schedule TO. The Offerors’ Notice of Extension, dated January 24, 2005, amended and supplemented certain terms and conditions of the Offer contained in the Take Over Bid Circular and was filed with the Amendment as Exhibit (a)(4)(I). The responses contained in this letter correspond to the numbered comments in the Comment Letter.

Schedule TO-T Item 10. Financial Statements

Prior Comment 1.

1.	As indicated in Item 10 of the Amendment, the Take Over Bid Circular has been amended to include in the summary financial statements required by Item 1010(c) of Regulation M-A the line items “Gross Profit” and “Net earnings from continuing operations before extraordinary items and cumulative effect of change in accounting principle”. As noted in Item 10 of the Amendment, since there were no extraordinary items or cumulative effects of changes in accounting principle with respect to the periods covered by the summary financial statements, the amounts provided under the caption “Net earnings from continuing operations before extraordinary items and cumulative

Celeste M. Murphy
January 28, 2005

effect of change in accounting principle” are identical to the amounts reported under the caption “Net earnings” with respect to such periods.

As indicated in Item 10 of the Amendment, the Take Over Bid Circular has been amended to include in the summary financial statements required by Item 1010(c) of Regulation M-A the line item “Diluted earnings per share”. We note that the summary financial statements included in Amendment No. 1 to the Offerors’ Schedule TO included the line item “Basic earnings per share”.

Prior Comment 7.

2.	The Notice amends and supplements certain terms and conditions of the Offer. As indicated in Item 4 of the Amendment, the terms of the Offer with respect to payment for Wheaton common shares deposited to the Offer were amended and restated in the Notice under the heading “7. Payment for Deposited Shares”. In particular, the payment terms of the Offer have been revised to clarify that the Offerors intend to effect payment for Wheaton common shares deposited to the Offer in a manner that complies with the prompt payment requirements of Exchange Act Rule 14e-1(c). The second and third sentences under heading “7. Payment for Deposited Shares” in the Notice are reproduced below:

The Offerors are obligated to pay for Common Shares that they have taken up promptly after taking up such Common Shares. Any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by the Offerors will be taken up and paid for promptly.

*     *     *     *     *

     We believe that the Amendment responds completely to all of issues raised in the Comment Letter. If you have any questions regarding this letter or the Amendment, please feel free to contact me at (612) 492-6134 or Gil Cornblum at (416) 367-7373.

Very truly yours,

/s/   Jonathan A. Van Horn

Jonathan A. Van Horn

Celeste M. Murphy
January 28, 2005

Enclosures

cc:	R. Gregory Laing (Goldcorp Inc.)
Gil Cornblum (Dorsey & Whitney LLP)
Michael Melanson (Fraser Milner Casgrain LLP)